JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor ... House
Central, Hong Kong
Tel (852) 2843 ... Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

6th October 2005

05011842

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of a press release issued on 6th October 2005 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Jardine Matheson Group Management Changes

6th October 2005 – Jardine Matheson Holdings Limited today announced that Mr Percy Weatherall would be retiring as Managing Director of the Company with effect from the end of March 2006. He will remain a member of the Board. He will be succeeded as Managing Director by Mr Anthony Nightingale.

Mr Weatherall will also be stepping down as managing director of Group companies Jardine Strategic Holdings Limited, Hongkong Land Holdings Limited, Dairy Farm International Holdings Limited and Mandarin Oriental International Limited at the same time. He will be succeeded in each of these positions by Mr Anthony Nightingale. Mr Weatherall will remain on the boards of these companies and will also join the board of Matheson & Co. Limited in the United Kingdom where he will be based.

Mr Nightingale first joined the Group in 1969 and has been a Director of Jardine Matheson Holdings Limited since 1994. He is currently chairman of Jardine Cycle & Carriage Limited, Jardine Motors Group Limited, Jardine Pacific Limited and MCL Land Limited; he is also a commissioner of PT Astra International Tbk.

Commenting on the moves Jardine Matheson Chairman, Mr Henry Keswick, said, "We are grateful for Percy Weatherall's leadership over the past five years. He has overseen a period of strong growth for the Group and steps down as Managing Director at a time when all our businesses are performing well.

"In recent years Anthony Nightingale has been instrumental in building our Southeast Asian interests, and he will bring significant experience to the role," he added.

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the Region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking.

- end -

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Rosemary Sayer (852) 9096 4432
Kennes Young (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.